UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

DOT HILL SYSTEMS CORP.

(Name of Subject Company)

DOT HILL SYSTEMS CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25848T109

(CUSIP Number of Class of Securities)

Dana W. Kammersgard

President and Chief Executive Officer

Dot Hill Systems Corp.

1351 S. Sunset Street

Longmont, CO 80501

(303) 845-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan, Esq.

Thomas A. Coll, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Dot Hill Systems Corp., a Delaware corporation (“Dot Hill”), with the Securities and Exchange Commission on September 1, 2015, relating to the offer by Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands (“Parent”) and Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of Dot Hill’s common stock, $0.001 par value per share (the “Shares”), at a purchase price of $9.75 per Share, without interest, subject to any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2015, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Legal Proceedings” on page 49 of the Schedule 14D-9 and replacing it with the following paragraph:

“Beginning on August 25, 2015, five putative class-action lawsuits challenging the Merger (captioned Jerry A. Sacks IRA v. Kammersgard, C.A. No. 11428-VCN (filed August 25, 2015); Ahmadi v. Christ, C.A. No. 11432-VCN (filed August 26, 2015); Trager v. Dot Hill Systems Corp., C.A. No. 11439-VCN (filed August 27, 2015); Morris Akerman v. Dot Hill Systems, Corp., C.A. No. 11455-VCN (filed September 1, 2015); and Thomas Qiong Shen v. Dot Hill Systems, Corp., C.A. No. 11466 (filed September 3, 2015)) were filed in the Court of Chancery for the State of Delaware (the “Stockholder Litigation”). The Stockholder Litigation was filed against: (i) each member of Dot Hill’s Board of Directors; (ii) Ultimate Parent; (iii) Parent; and (iv) Purchaser. The complaints generally allege that Dot Hill’s directors breached their fiduciary duties in connection with the proposed acquisition by, among other things, (a) agreeing to sell Dot Hill at an inadequate price, (b) implementing an unfair process, and (c) agreeing to certain provisions of the Acquisition Agreement that allegedly deter alternative bids. The complaints also allege that Dot Hill, Ultimate Parent, Parent, and Purchaser aided and abetted these alleged breaches of fiduciary duty. The plaintiffs seek, among other things, an injunction against the consummation of the Offer, the Merger and the other transactions contemplated by the Acquisition Agreement, and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. On September 3, 2015, plaintiffs filed a motion to consolidate the five cases and to appoint lead counsel. Dot Hill intends to defend these lawsuits vigorously. On September 8, 2015, the court ordered that the five cases be consolidated into one action and appointed lead plaintiffs’ counsel. On September 9, 2015, plaintiffs filed an amended consolidated class action complaint, a motion for preliminary injunction, and a motion for expedited proceedings.”

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the second paragraph under the heading “U.S. Antitrust Compliance” on page 49 of the Schedule 14D-9 and replacing it with the following paragraphs:

“Parent and Dot Hill filed their Premerger Notification and Report Forms on August 28, 2015 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The required waiting period with respect to the Offer and the Merger under the HSR Act expired on September 14, 2015 at 11:59 pm Eastern time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC or the Antitrust Division believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC or the Antitrust Division has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, Dot Hill or any of their respective subsidiaries or affiliates. The U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws. While Dot Hill believes that the consummation of the Offer will not violate any U.S. federal antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Form of email to Dot Hill employees from Dana Kammersgard.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOT HILL SYSTEMS, CORP.

By:	/s/ Dana W. Kammersgard
Name:	Dana W. Kammersgard
Title:	President and Chief Executive Officer

Dated: September 15, 2015